Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

July 20, 2005	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
Washington, DC 20549
Attention: Ms. Abby Adams, Special Counsel

Re:
Community Banks of Georgia, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Schedule 13-E, Amendment No. 3 filed by Community Banks of Georgia, Ins., CBG Interim Corporation, John T. Trammell, Mickey Dunn, Frank Eubanks, Robert James, Donald Keeter, Boyd Lee Mulins, Pierce Neese, Geraldine Moody
Filed June 17, 2005

Dear Ms. Adams:

At the request and on behalf of our client, Community Banks of Georgia, Inc. (the “Company”), we hereby file on its behalf, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A and Amendment No. 3 to Schedule 13E-3. This letter and the amended filing include revisions made in response to the comment letter dated July 8, 2005.

As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response. A copy of this letter, along with three marked-to-show-changes courtesy copies of the amended Preliminary Proxy Statement and Schedule 13E-3 are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Community Banks of Georgia, Inc. or the Company in the responses below refer to Community Banks of Georgia, Inc.

Preliminary Proxy Statement on Schedule 14A
Background and Procedures, page 8

1.	We note your response to comment 5. confirm that none of the other trades identified in the revised table on page 26 involved affiliates of the company.

Securities and Exchange Commission
July 20, 2005

Response:

We confirm that none of trades identified on the revised table on page 26 involved affiliates of the Company.

Determination of Fairness by the Board of Directors of the Company, page 10

2.
We reissue comment 6. It remains unclear whether the filing persons have made two separate procedural and substantive fairness determinations, one each with respect to each group of unaffiliated security holders alone.

Response:

We have further reviewed the Preliminary Proxy Statement in response to the Staff’s comment.

3.	We reissue comment 7. It is unclear how the board determined that net book value equals liquidation value. Please revise the disclosure to disclose the board’s consideration of each value.

Response:

We have revised the Preliminary Proxy Statement in response to the Staff’s comment.

4.
Please refer to comment 8 and the revised disclosure on pages 12-13. The revised disclosure is unclear in that it mixes a discussion of whether the transaction should be approved by a vote of a majority of the unaffiliated security holders with a discussion regarding whether the transaction should be approved by security holders who own fewer than 500 shares. As noted in the disclosure, there are unaffiliated security holders who hold more than 500 shares and will remain security holders of the company after the transaction. Please further clarify the board’s procedural fairness determination in accord with prior comment 8.

Response:

We have revised the Preliminary Proxy Statement in response to the Staff’s comment.

Determination of Fairness by Interim and Other Company Affiliates, page 13

5.	We reissue comment 9 because the discussion adopted by the filing persons in this section is not complete as discussed above.

Securities and Exchange Commission
July 20, 2005

Response:
We have further revised the Preliminary Proxy Statement in response to the Staff’s comment.

* * *

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Richard Cheatham at (404) 815-6570.

Sincerely, /s/ James W. Stevens James W. Stevens

Enclosure

Cc:	John T. Trammell Frank N. Eubanks Richard R. Cheatham